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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One:)   [X] Form 10-K    [ ] Form 20-F   [ ] Form 11-K
               [ ] Form 10-Q    [ ] Form 10-D

                   Form N-SAR
                  For Period Ended: December 31, 2005
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                  [ ]   Transition Report on Form 10-K
                  [ ]   Transition Report on Form 20-F
                  [ ]   Transition Report on Form 11-K
                  [ ]   Transition Report on Form 10-Q
                  [ ]   Transition Report on Form N-SAR
                  For the Transition Period Ended: _____________________________





If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

World Air Holdings, Inc.
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Full Name of Registrant


Former Name if Applicable

The HLH Building, 101 World Drive
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Address of Principal Executive Office (Street and Number)

Peachtree City, Georgia 30269
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

World Air Holdings, Inc., a Georgia corporation (the "Company"), is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended December 31, 2005 because management requires additional time to complete the preparation of the annual financial statements for 2005 to be included therein and because additional time is required for the Company to complete its assessment of the effectiveness of its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, which was also delayed due to the acquisition of North American Airlines, Inc., and the late filings of the quarterly reports referred to in the next sentence. The delay in filing the amended and restated Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2005 and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, each of which was filed on February 21, 2006, pushed back the closing of the 2005 fourth quarter and year end. Because the Company first became an accelerated filer in 2005, that year is the first year with respect to which the Company is required to comply with Section 404, which also partially accounts for the additional time required for completion of its assessment of the effectiveness of its internal control over financial reporting.



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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Mark McMillin                (770)                     632-8215
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         (Name)                     (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed? If answer is no, identify report(s). [X]  Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof? [X]  Yes    [ ] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          As a result of increases in operations at World Airways, Inc. and the inclusion of the financial results of North American Airlines, Inc. since its acquisition by the Company on April 27, 2005, the Company anticipates significant changes in the results of operations for the year ended December 31, 2005, compared to the year ending December 31, 2004. At this time, the Company expects that operating income will be approximately $59 to $63 million for the year ended December 31, 2005 compared to $40.3 million for the year ended December 31, 2004 and that operating revenues for 2005 will be between $770 million and $775 million compared to $503.9 million for 2004; however, this expectation is based upon unaudited preliminary results of operations and is subject to adjustment.



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                            World Air Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2006              By: /s/ Virginia G. Clark
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                                      Interim Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).